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Exhibit 99.6

HUNTSMAN LLC AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts

		Column C
	Column B	Additions			Column D	Column E
Column A
	Balance at Beginning of Period	Charged to cost and expenses	Charged to other accounts			Balance at End of Period
Description					Deductions
Allowance for Doubtful Accounts
Year Ended December 31, 2003	$7.5	$11.3	$15.2	(1)	$(14.3)	$19.7
Year Ended December 31, 2002	$5.8	$5.5	$2.0	(2)	$(5.8)	$7.5
Year Ended December 31, 2001	$5.1	$10.3	$—		$(9.6)	$5.8

(1)
Represents specific reserves provided for recievables as a result of the consolidation of Huntsman International Holdings LLC in 2003.

(2)
Represents specific reserves provided for receivables as a result of the consolidation of HCPH Holdings Pty Limited in 2002.

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HUNTSMAN LLC AND SUBSIDIARIES Schedule II—Valuation and Qualifying Accounts